William P. O’Neill	555 Eleventh Street, N.W., Suite 1000
(202) 637-2275	Washington, D.C. 20004-1304
william.o’neill@lw.com	Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Boston	New York
April 30, 2013	Brussels	Orange County
	Chicago	Paris
	Doha	Riyadh
	Dubai	Rome
VIA EDGAR AND HAND DELIVERY	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
Larry Spirgel	Houston	Silicon Valley
Assistant Director	London	Singapore
Division of Corporation Finance	Los Angeles	Tokyo
Securities and Exchange Commission	Madrid	Washington, D.C.
100 F Street, N. E.	Milan

Washington, D.C. 20549

Re:                             K12 Inc.

Form 10-K for the Year Ended June 30, 2012

Filed September 12, 2012

Response dated March 20, 2013

File No. 001-33882

Dear Mr. Spirgel:

On behalf of our client, K12 Inc. (“K12” or the “Company”), this letter sets forth a further response to Comment No. 8 included in the letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated February 21, 2013, to the Company with regard to the Company’s  definitive Annual Report on Form 10-K for the fiscal year ended June 30, 2012.  The Comment is set forth below in bold, followed by the Company’s further response.  In connection with the Company’s response to the Comment the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the United States Securities and Exchange Commission (the “Commission”);

•                  Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert Commission staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Comment
Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K
Grants of Plan-Based Awards During Fiscal Year 2012, page 40

8.              Please tell us how you reflected Mr. Packard’s fiscal 2012 stock option awards and restricted stock awards in the summary compensation table and grants of plan based awards table, separately addressing those that are performance-based versus time-based.

Response

The Company acknowledges the telephonic discussion held on April 3, 2013 with the Staff to review the issues raised by Comment No. 8 above and the Company’s initial response to that Comment in its letter of March 20, 2013.

The Company respectfully believes that the approach to reporting Mr. Packard’s stock awards in the Company’s most recent Summary Compensation Table and Grants of Plan Based Awards Table complies with Item 402 of Regulation S-K and is consistent with applicable published Staff guidance.  The Company acknowledges the Staff’s Compliance and Disclosure Interpretation Question 119.24 (“Question 119.24”), but does not believe that Question 119.24 is intended to or that it should apply to awards of the type that the Company has granted to Mr. Packard.

Question 119.24 addresses a situation in which (i) an award is actually granted to an executive on a date prior to the date on which it is considered to be granted for accounting purposes under FASB ASC Topic 718 (“Topic 718”) and (ii) the “service inception date” with respect to the award precedes the date on which the award is considered to be granted under Topic 718.  For Mr. Packard’s restricted stock awards, neither of these considerations apply.  The date of grant of Mr. Packard’s restricted shares from both a general corporate and legal and an accounting perspective is the same date — the date the Company’s board of directors approves the issuance of the restricted shares to Mr. Packard.  Further, because the award vests over a subsequent three year period, the “service inception date” with respect to the award is the same date as the grant date.  Put more simply, Question 119.24 addresses an award that vests over a three year period preceding the Topic 718 grant date and Mr. Packard’s award vests over a three year period following the Topic 718 grant date.  The Company believes this is an important analytical distinction for reasons that follow.

First, the Company does not believe that applying Question 119.24 to Mr. Packard’s restricted stock awards would serve its stated purpose, which is to better reflect the compensation committee’s decisions with respect to the award.  For the award described in Question 119.24, the reporting occurs in the Summary Compensation Table for the year in which the compensation committee’s primary action with respect to the award occurs — i.e., the year in which it initially determines the amount of the award and takes action to issue it to the executive.  For this award, all action required for the executive to receive the award is completed in that first year and the executive will receive the earned amount of the previously granted award unless the compensation committee takes separate action to exercise its negative discretion to reduce the award.  As importantly, the reporting also occurs in the

Summary Compensation Table for the first year of the period for which it is intended as compensation (i.e., the first year of the three-year vesting period).

By contrast, although Mr. Packard’s employment agreement provides for his annual restricted stock awards to be subject to the attainment of previously determined performance goals for a prior year, no action is taken to grant the award until the compensation committee actually determines to issue the restricted shares.  Mr. Packard would not receive the award unless the compensation committee takes such action and the compensation committee could, for example, determine to grant a different award.  Further, reporting the award in the compensation tables for the year in which it is actually granted (from both a legal and an accounting perspective) better ties the reporting of the award to the time period for which it is intended as compensation.  In this regard, the compensation committee views these awards primarily as compensation for the three-year vesting period (i.e., the period beginning with the year of the grant date) and therefore believes that they should be reported in the Summary Compensation Table for the first year of that period, based on the actual grant date fair value of the award computed in accordance with Topic 718 and consistent with the requirements of Item 402(c)(2)(v) of Regulation S-K.

Second, the Company respectfully notes that in future years, the Company intends to maintain substantial discretion with respect to award amounts for awards of this type.  While the Company has required, and may in the future require, the attainment of a pre-determined performance target as a threshold condition to receiving a restricted stock award, the attainment of such performance goal is not expected to be the compensation committee’s only consideration in determining awards of restricted shares in future years.  Although such an arrangement could be viewed as “negative discretion” of the type described in Question 119.24, these awards have been and will be earned only over the subsequent vesting period following the date of grant of the award, and may, for example, be determined in part by reference to an executive’s expected contributions to the Company over that subsequent period.  In this circumstance, the Company believes it would be inconsistent with the requirements of Item 402 (and therefor potentially confusing to investors) to disclose award amounts based on probability estimates relating to performance goals prior to an actual grant date which will not occur until the following year and may not correspond at all to the compensation committee’s actual decisions with respect to the award.  Rather, by providing disclosure of actual award levels for stock grants for the year in which those awards are granted, the Company provides more accurate and meaningful disclosure for investors that better reflects the actual decisions that are made by the compensation committee with respect to executive officer compensation.

For the reasons stated, the Company plans to continue reporting awards of the type granted to Mr. Packard in fiscal years 2012 and 2013 in a manner consistent with how those awards are reported in the Company’s most recent proxy statement.  The Company respectfully agrees nonetheless that the disclosure of this type of stock award raises some conceptual issues under Item 402 of Regulation S-K.  The Company remains open to any further thoughts the Staff may have on this matter.

If you have any questions or comments with regard to this response or other matters, please contact me at (202) 637-2275.

Very truly yours,

/s/ William P. O’Neill
William P. O’Neill
of LATHAM & WATKINS LLP

Enclosure

cc:                                Kathleen Krebs, SEC Special Counsel

Jonathan Groff, SEC Staff Attorney

Howard D. Polsky, K12 General Counsel and Secretary